Exhibit 23.1


                         Consent of Independent Auditors

     We consent to the reference to our firm under the caption "Experts" in the Registration Statements (Form S-3 Nos. 333-103267, 333-103267-01) and related Prospectus Supplement of Ferrellgas Partners, L.P. and Ferrellgas Partners Finance Corp. for the registration of $50,000,000 8-3/4% Senior Notes due 2012 by Ferrellgas Partners, L.P. and Ferrellgas Partners Finance Corp. and to the incorporation by reference therein of our report dated September 16, 2003, except for the last paragraph of Note 2 as to which the date is October 8, 2003, with respect to the consolidated financial statements of Blue Rhino Corporation for the year ended July 31, 2003, included in the Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P., and Ferrellgas Finance Corp. Current Report (Form 8-K) dated April 22, 2004, filed with the Securities and Exchange Commission.



/s/ Ernst & Young LLP
Greensboro, North Carolina
June 7, 2004